Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On October 16, 2013, a special meeting of the shareholders of each of the Funds was held for the purposes of considering the approval of a non-taxable reorganization of each of the Funds into a newly created series of another investment company, the World Funds Trust. The reorganizations were approved by the shareholders of the Funds and the closing of the reorganizations took place on October 23, 2013 based on the following results:

	All-Cap	SmallCap

Total Outstanding Shares:	4,696,372	47,659

Total Shares Voted:	2,375,557	28,469

Voted For:	2,354,241	28,469

Voted Against:	10,935	-

Abstained:	10,381	-